Exhibit 99.1

2 February 2018

National Grid plc provides update on impact of US Tax Reform

National Grid provides an update on the expected impact of the US Tax Cuts and Jobs Act on the Group.

Overall, the US tax reform changes are significantly positive for our US customers and economically neutral for National Grid.

National Grid anticipates that there will be a non-cash tax credit of around $2 billion due to the revaluation of certain deferred tax balances. This credit will be reflected as an exceptional item and is expected to be returned to customers over a period of 20 to 30 years. There will be no other material impact on the results for the financial year ending 31 March 2018.

The full implications of the new legislation on earnings and cash flows are still being reviewed, and will depend on the outcome of discussions with regulators for each of our 14 regulated entities in the US. To date, this has been reflected in our Joint Proposal for Niagara Mohawk Electric and Gas, and our ongoing Massachusetts Gas and Rhode Island rate filings, which together represented 48% of the US rate base at 31 March 2017. The total annualised revenue increase for these companies is estimated to reduce by $130 million and will come into effect as these changes are adopted in new rates in FY19. The reduction in revenue will be offset by a corresponding reduction in the tax charge.

National Grid does not expect a material impact on the year ending 31 March 2019, but we expect to provide more detailed guidance at the full year results.

CONTACTS

Investor Relations

Aarti Singhal	+44 (0)20 7004 3170	+44 (0) 7989 492447
Will Jackson	+44 (0)20 7004 3166	+44 (0) 7584 206578
Media

Sean Kemp	+44 (0)20 7004 3149	+44 (0) 7960 012356
Gemma Stokes	+44 (0) 1926 655272	+44 (0) 7974 198333

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators including those relating to the role of the UK electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with National Grid’s sale of a majority stake in its gas distribution business and with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 180 to 183 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2017 published on 9 November 2017. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.